April 16, 2021

VIA EDGAR

Ms. Wei Lu
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:    Peabody Energy Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 23, 2021
    File No. 001-16463

Dear Ms. Lu:

Peabody Energy Corporation (the “Company”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated April 6, 2021, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) that was filed on February 23, 2021.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and section headings in the Form 10-K. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

1.We note that during the fourth quarter of 2020 and the first quarter of 2021, you entered into a series of interrelated agreements with your surety bond providers, the revolving lenders under credit agreement and certain holders of your senior secured notes to extend a significant portion of your near-term debt maturities to December 2024 and to stabilize collateral requirements for your existing surety bond portfolio. Separately, comments attributed to your CEO as part of the earnings call on February 4, 2021 indicate that you were at risk of breaching a key financial covenant based on fourth quarter 2020 results. Revise to clearly disclose whether you are in compliance with all financial covenants. Your revised disclosure should address the actual or reasonably likely effects of compliance or non-compliance with the financial covenants on your financial condition and liquidity. Refer to section IV.C. of SEC Interpretive Release No. 33-8350.

The Company acknowledges the Staff’s comment to revise the Company’s MD&A to clearly disclose whether the Company was in compliance with all financial covenants. As described in further detail below, the Company believes its disclosure includes information regarding such compliance.

In its Form 10-Q for the quarterly period ended September 30, 2020, as filed with the SEC on November 9, 2020 (the “Form 10-Q”), the Company provided disclosure responsive to section IV.C. of SEC Interpretive Release No. 33-8350, as applicable and to the extent material, prior to the completion of the series of interrelated agreements which the Staff references above (the “Refinancing Transactions”). Such disclosure provided the Company’s liquidity position through October 31, 2020, which was the most recent liquidity information available, and described the Company’s probable noncompliance with the key financial covenant under its credit agreement and resultant cross-default implications absent successful mitigating actions, and the substantial doubt about the Company’s ability to continue as a going concern. The disclosures also described mitigating actions being pursued, but appropriately cautioned that no assurance could be given that such mitigation could be achieved.

Upon entrance into the Refinancing Transactions on January 29, 2021, the Company was no longer subject to any financial covenant requirement under the Company’s pre-Refinancing Transactions obligations. Additionally, under the Company’s pre-Refinancing Transactions obligations, the Company was not required to formally attest to its compliance as of a period between the date that the Form 10-Q was filed and the date of the Refinancing Transactions. As such, the Company included the following disclosure on page 77 of the Form 10-K: “after giving effect to the Revolver Transactions, there remain no revolving commitments or revolving loans under the Credit Agreement and the first lien net leverage ratio covenant was eliminated, effectively negating the compliance requirement at December 31, 2020. The New Company LC Agreement requires that our restricted subsidiaries maintain minimum aggregate liquidity of $125.0 million at the end of each quarter through December 31, 2024.”

The remarks made by the Company’s CEO during the February 4, 2021 earnings call pertained to financial challenges faced during 2020 and the potential covenant breach which was avoided as a result of entering into the Refinancing Transactions. Later during the presentation, the Company’s CFO elaborated on the terms of the Refinancing Transactions and the Company’s positive liquidity outlook. As described above and in the Form 10-K, the Company was no longer at risk of noncompliance.

Pursuant to the terms of the Refinancing Transactions, the first measurement date for which the Company was subject to the new liquidity covenant was March 31, 2021.

In future filings, the Company will continue to disclose whether it is in compliance with all financial covenants.

2.    We note the valuation allowance of $2,068.4 million at December 31, 2019 increased by $218.9 million to $2,287.3 million at December 31, 2020. However, the increase to the valuation allowance is $410.1 million in the table reconciling the expected statutory federal income tax expense (benefit) to the income tax provision. Please explain the difference in these amounts.

As required under ASC 740-10-50-12, the increase to the valuation allowance from continuing operations in the table reconciling the expected statutory federal income tax expense (benefit) to the income tax provision is $410.1 million. This amount is partially offset by the decrease in valuation allowance for items in other comprehensive income of $36.9 million to reconcile to the $373.2 million reported in Schedule II – Valuation and Qualifying Accounts on page F-71. Additionally, a valuation allowance decrease of $154.3 million is reported in Schedule II – Valuation and Qualifying Accounts, which includes the impact of a decrease in Australian net operating losses due to cancellation of intercompany debt as described on page F-35, partially offset by the impact of the increase in the Australian dollar exchange rate. The increase in the Australian dollar exchange rate had an offsetting impact on the total gross deferred tax assets and liabilities, resulting in a minimal impact on the Company’s reported income tax provision.

* * * * *

Please call me at (314) 342-7639 should you wish to discuss the matters addressed above or other issues relating to the Form 10-K. Thank you for your attention to this matter.

Very truly yours,

/s/ Mark A. Spurbeck
Mark A. Spurbeck
Executive Vice President and Chief
Financial Officer
Peabody Energy Corporation

cc:     Scott Jarboe
    Peabody Energy Corporation

    Sudhir N. Shenoy
Womble Bond Dickinson (US) LLP
3